Announcement to the Market

Disclosure of results for the fourth quarter and for 2012, according to
International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result is due to the portion of tax credit related to the Social Contribution on Net Income at the rate of 15% (IAS 12), which had already been fully incorporated in the opening balance sheet of 01/01/2010 under IFRS. In terms of equity, the main difference relates to the allowance for loan losses, that uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for 2012 are available at our website: www.itau-unibanco.com/ir.

Comparison between BRGAAP1 and IFRS						R$ million
Balance Sheet	BRGAAP	Adjustments and Reclassifications2	IFRS	BRGAAP	Adjustments and Reclassifications2	IFRS
	Dec 31, 2012			Dec 31, 2011
Total Assets	1,014,425	(57,271)	957,154	851,331	(33,195)	818,136
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial	536,497	(20,862)	515,635	412,648	(2,414)	410,234
Assets and Derivatives 3
Loan Operations	366,285	699	366,984	345,483	781	346,264
(-) Allowance for Loan Losses 4	(27,745)	2,032	(25,713)	(25,772)	1,899	(23,873)
Other Financial Assets 5	75,852	(31,360)	44,492	66,502	(26,248)	40,254
Tax Assets 6	40,215	(7,803)	32,412	32,409	(6,321)	26,088
Investments in non consolidated Companies, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	23,321	23	23,344	20,061	(892)	19,169

Current Liabilities and Long Term Liabilities	939,302	(58,146)	881,156	778,243	(35,443)	742,800
Deposits	243,200	-	243,200	242,636	-	242,636
Deposits Received Under Securities Repurchase Agreements 3	288,818	(21,413)	267,405	188,819	(3,406)	185,413
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	179,772	1,040	180,812	153,941	926	154,867
Other Financial Liabilities 5	81,213	(30,958)	50,255	70,681	(26,562)	44,119
Reserves for Insurance, Private Pension and Capitalization	93,210	-	93,210	73,754	(12)	73,742
Provisions and Other Liabilities	39,307	(142)	39,165	34,661	(46)	34,615
Tax Liabilities 6	13,782	(6,673)	7,109	13,751	(6,343)	7,408

Total Stockholders’ Equity	75,123	875	75,998	73,088	2,248	75,336
Non-controlling interests	903	(807)	96	1,741	(346)	1,395
Controlling Stockholders’ Equity 7	74,220	1,682	75,902	71,347	2,594	73,941

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
3 Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;
4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS model;
5 Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;
6 Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies.
7 Conciliation of Controlling Stockholders’ Equity is presented in the following table.

Itaú Unibanco Holding S.A.

Below, the conciliation of net income and equity, and the conceptual description of the major adjustments.

Conciliation						R$million
Adjustments	Equity			Net Income
	Dec 31, 2012	4Q/12	3Q/12	4Q/11	2012	2011
BRGAAP - Values Attributable to Controlling Stockholders	74,220	3,492	3,372	3,681	13,594	14,621
(a) Allowance for Loan Losses	1,948	22	76	(97)	43	(126)
(b) Recognition of deferred tax assets	-	(525)	(187)	(163)	(977)	(628)
(c) Adjustment to market value of shares and quotas	458	-	(1)	2	(5)	5
(d) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	832	(6)	(7)	(8)	(31)	(34)
(e) Conversion of subsidiaries and unconsolidated companies abroad	-	(73)	26	34	(72)	(131)
(f) Effective interest rate	(495)	69	58	319	229	95
Other adjustments	69	(27)	36	6	(45)	78
Income tax and social contribution on Net Income	(1,130)	(33)	(66)	(123)	(102)	(43)
IFRS - Values Attributable to Controlling Stockholders	75,902	2,919	3,309	3,651	12,634	13,837
IFRS - Values Attributable to Minority Stockholders	96	12	144	236	557	773
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	75,998	2,931	3,453	3,887	13,191	14,610
Differences between IFRS and BRGAAP Financial Statements

(a)  On IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in their value (Incurred Loss). On BRGAAP, the expected loss model is used 8.
(b)  Recognition in the consolidated financial statements on BRGAAP of the tax credit related to the Social Contribution on Net Income at the rate of 15% (IAS 12), which had already been fully incorporated in the opening balance sheet of 01/01/2010 under IFRS. The difference between the IFRS and BRGAAP financial statements was adjusted in the 4Q12. From the 1Q13, this difference will no longer exist.
(c)  On IFRS (IAS 39 and 32), stocks and quotas classified as permanent investments were measured at fair value and their gains and losses were recorded directly on Equity, with no impact on the income statement of the period.
(d)  On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(e)  On the IFRS (IAS 21), exchange rate variations of subsidiaries and non consolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment in which each entity operates) differs from the Real, are recorded directly on Equity with no impact on the income statement of the period.
(f)  On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.

8 For more details see our Complete Financial Statements for 2012.

For comparison purposes, we present on the table below the net income and the recurring net income according to the IFRS and the BRGAAP.
				R$ million
Recurring Net Income	4Q/12			2012
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Net Income - Attributable to Controlling Stockholders	3,492	2,919	(573)	13,594	12,634	(960)
Exclusion of the Non-Recurring Events9	10	361	351	449	759	310
Realization of Assets10	(837)	(837)	-	(837)	(837)	-
Increase in the Social Contribution Rate9	(351)	-	351	(351)	-	351
Provisions11	741	741	-	875	862	(13)
Tax and Social Security Contributions	253	253	-	253	253	-
Civil Lawsuits	145	145	-	145	145	-
Economic Plans	194	194	-	328	315	(13)
Labor Claims	105	105	-	105	105	-
Other	44	44	-	44	44	-
Total interest Sale of the Banco Português de Investimento	-	-	-	205	186	(19)
Market Value Adjustment – BPI	-	-	-	100	91	(9)
Allowance for loan losses11	229	229	-	229	229	-
Reward Program - Credit Cards12	185	185	-	185	185	-
Other	43	43	-	43	43	-
Recurring Net Income - Attributable to Controlling Stockholders	3,502	3,280	(222)	14,043	13,393	(650)
9 The difference between BRGAAP and IFRS results from the fact that, on IFRS, the Social Contribution on Net Income (CSLL) is not compensated by the tax credits generated by the increase in the CSLL rate from 9% to the current 15%. The difference between the IFRS and BRGAAP financial statements was adjusted in the 4Q12. From the 1Q13, this difference will no longer exist.
10 This amount is mainly composed of the result from the sale of Itaú Unibanco’s interest in Serasa to Experian, as announced to the market on October 23, 2012.
11 The criteria were improved and determined the recognition of these provisions.
12 Reformulation of benefit.

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, March 4, 2013.
Alfredo Egydio Setubal
Investor Relations Officer

Itaú Unibanco Holding S.A.